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                                                               EXHIBIT (a)(5)(E)

                                                  [SWISS ARMY BRANDS LETTERHEAD]


FOR IMMEDIATE RELEASE:                                        CONTACT:
MONDAY, JULY 29, 2002                                         Thomas M. Lupinski
                                                              203-944-2314


                     SWISS ARMY ANNOUNCES EXECUTIVE CHANGES


         SHELTON, CONN. - July 29, 2002 -- Swiss Army Brands, Inc. (Nasdaq:
SABI) announced today that the firm's Chairman, Peter W. Gilson, and its President, A. Jeffrey Turner, have informed the Company of their respective intentions to resign their positions in the immediate future.

         As previously announced, a wholly-owned subsidiary of Victorinox, A.G. has initiated a tender offer, subject to certain conditions, for all of the outstanding shares of Swiss Army not already owned by Victorinox and its affiliates. Messrs. Gilson and Turner have each indicated their intention to tender all of the Swiss Army shares held by them.

         Mr. Gilson has been a Director of Swiss Army since 1994, and Chairman of the Board and Chief Executive Officer since April 1, 2001. He previously served as President and Chief Executive Officer of Physicians Support Systems, Inc. and Warrington Group, Ltd. and as President of GORE-TEX(R) Fabrics Division of W.L. Gore and Associates.

         Mr. Turner was elected President of Swiss Army effective April 1, 2001 having previously served as Senior Vice President-Marketing and Product Development. He first joined Swiss Army in 1997. Prior to his association with Swiss Army, Mr. Turner was Executive Vice President of Silhouette Optical Limited. During his tenure at Swiss Army, Mr. Turner directed the team responsible for the development of a new marketing platform for the company and had primary responsibility for the development of the firm's successful brand extension and licensing program and for the introduction of numerous new products.

         Swiss Army Brands, Inc. is the exclusive United States, Canadian and Caribbean marketer of Victorinox(R) Original Swiss Army Knives(TM), multi-tools and SwissCards(TM). In addition to its line of
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Swiss Army Brand(R) watches, sunglasses and writing instruments, the Company also markets Bear MGC(TM) knives and multi-tools as well as cutlery under the R.
H. Forschner(R) brand. The Company sublicenses the famous Victorinox Crest and the Victorinox trademark to select quality manufacturers for Victorinox(R) Travel Gear and Victorinox(R) Apparel. Swiss Army Brands operates a flagship retail store at 136 Prince Street in the SoHo neighborhood of New York City. The company web site is located at ww.swissarmy.com.